

Mail Stop 4720

December 1, 2009

Mr. John E. Porter
Chief Financial Officer
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, Maryland 21061

> **RE:** **Glen Burnie Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Quarterly Period Ended September 30, 2009**
> **File No. 0-24047**

Dear Mr.Porter:

    We have reviewed your response letter filed November 19, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 5 – Fair Value, page 9

1.   We note that a significant amount of your unrealized losses on investment securities are attributable to Corporate trust preferred securities at September 30, 2009. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements of ASC 320-10-50-1A and ASC 320-10-50-1B and Item 303 of Regulation S-K. Accordingly, you should segregate your mortgage backed securities (e.g. by business sector, vintage, geographic

Mr. John E. Porter
Glen Burnie Bancorp
December 1, 2009
Page 2

concentration, credit quality, economic characteristics) and your corporate debt obligations into further detail (e.g., single issuer vs. pooled trust preferred securities) based on the nature and risks of the securities. For each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with, and disclose in future filings, the following information as of the most recent period end (in tabular format):

- deal name
- single issuer or pooled
- class/tranche
- book value
- fair value
- unrealized gain/loss
- lowest credit rating assigned
- number of banks currently performing
- actual deferrals and defaults as a percentage of original collateral
- expected deferrals and defaults as a percentage of remaining performing collateral
- excess subordination as a percentage of remaining performing collateral and
- disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies.

2. In addition to our comment above, please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2008 and at each respective interim reporting period during fiscal 2009. Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment. We refer you to FASB ASC 320-10-50-6.

3. Please provide us your calculation of the present value of cash flows expected to be collected from the Corporate trust preferred securities held. Confirm that you use the same methodology for all of your trust preferred securities and identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with ASC 320-10-50 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

a. Discount rate: tell us the discount rate used and how you determined it.

      b. Deferrals and defaults:

         i. Tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security;

        ii. Tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter;

      iii. Tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date;

       iv. Tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and

        v. Tell us about your recovery rate.

      c. Prepayment rate:

         i. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc);

        ii. Tell us the prepayment rate used as of September 30, 2009, June 30, 2009, March 30, 2009 and December 31, 2008;

      iii. Tell us how you determined the rate, provide us the information on which you relied to you determined the rate and tell us why you believe it is appropriate and reasonable considering the information provided in a. above;

       iv. If your assumption changed from one period to the next, tell us why you changed it and detail the key information on which you relied to support your change;

        v. If you used 0% as your assumption at September 30, 2009, explain to us why you believe this is reasonable considering that FASB ASC 320-10 (i.e. FAS FSP 115-2) is an expected loss model and presumably there is some likelihood that some amounts will be prepaid before maturity;

       vi. If you used 0% as your assumption at September 30, 2009, provide us with a sensitivity analysis of the amount of credit loss that would have been recorded at September 30, 2009 had you used other reasonable assumptions and provide supporting explanation for the change in credit loss or lack of change in credit loss (e.g. if prepayments increased and credit loss did not increase, explain why that makes sense).

4. Please revise your future filings to provide all of the disclosures required by FASB ASC 320-10-50-2 as it relates to securities available for sale.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief